UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 08, 2013

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

Management change in VimpelCom

Amsterdam (May 8, 2013) – VimpelCom Ltd (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading provider of telecommunications services, today announces that Henk van Dalen, Chief Financial Officer, has decided to leave the Company when his contract expires in September 2013. Mr. van Dalen has agreed that he will remain with VimpelCom to conduct a full and seamless handover to his successor, if necessary beyond his contract expiry date. A process to identify VimpelCom’s next Chief Financial Officer is underway and an announcement will be made in due course.

Jo Lunder, Chief Executive of VimpelCom, commented: “Henk has been a key member of our management board in the history and strategic development of VimpelCom, following the decision to site our Group Headquarters in Amsterdam. After its acquisition in 2011, he led the successful integration of Wind Telecom and the formation of an entirely new finance function with unified reporting structures across the Group. It is a tribute to his experience and tenacity that this was achieved in a short space of time, and our management team has gained considerable benefit from his leadership, insight and achievements. On behalf of the Company I would like to thank Henk for his contributions to VimpelCom.”

Henk van Dalen said: “My three year period with VimpelCom has been an exciting journey during which we have built an HQ organization from scratch. I am grateful to the people in and outside the company with whom I have had the opportunity to work. VimpelCom is a company with great potential for all its stakeholders, for me it is a good moment now to move on to new worlds and connections”.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2012 VimpelCom had 214 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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